UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2005.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   October 17, 2005                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director


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                            ROCHESTER RESOURCES LTD.

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                          TSX Venture: RCT OTCBB: RCTFF

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                       PRESIDENT'S REPORT TO SHAREHOLDERS


During the 2005 fiscal year, the Company conducted a detailed exploration program at its El Nayar silver-gold Project (6,835 hectares), in the Mezquites Mining District, state of Nayarit, Mexico. The geological work program focused on a 1.0 km by 1.0 km sector of steep mountainous terrain named La Castellana, where old mine workings exist. The results of this program demonstrate that the observed mineralization takes the form of steep narrow veins which would require underground mining and conventional milling (the ore would not be amenable to open pit mining or heap leaching). Whereas the property has excellent residual exploration potential, it does not meet the Company's objective of providing near term production. Accordingly, the Company wrote off $703,058 of acquisition and exploration costs. It was disappointing that the El Nayar Project was not successful. However, the Company believes that it should continue to focus on acquiring silver properties in Mexico.

On June 29, 2005, Mr. Nick DeMare resigned as President and Mr. Des O'Kell was appointed President and CEO of the Company. Mr. O'Kell has 16 years operations and finance experience in the public marketplace. Since 1998 Mr. O'Kell has headed the firm Eland Jennings Investor Services which enjoyed the success of providing consulting services to a range of private and publicly traded corporations seeking financings, listings and communications to the investment community.

On August 25, 2005, the Company completed a consolidation of its share capital on a 1 new for 10 old basis and changed its name from Hilton Resources Ltd. to Rochester Resources Ltd. The share consolidation was considered necessary to attract new capital.

As of the date of this report, the Company is actively reviewing opportunities to acquire a property with significant development potential.

On behalf of the Board,


/s/ DES O'KELL

Des O'Kell,
President, CEO and acting CFO
October 17, 2005

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